FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 13, 2004 Commission File Number 000-28522

ASE Test Limited
(Exact name of Registrant as specified in its charter)

     10 West Fifth Street
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Dated: October 13, 2004	By:	/s/ Freddie Liu

	Name:	Freddie Liu
	Title:	Chief Financial Officer

Item 1

ASE TEST LIMITED		September 9, 2004

FOR IMMEDIATE RELEASE

Freddie Liu, Chief Financial Officer
Asia Tel. +886-2-8780-5489	email:	Freddie_liu@aseglobal.com
US contact: Clare Lin
US Tel: +1-408-986-6524	email:	clare_lin@aseglobal.com

ASE TEST LIMITED ANNOUNCES AUGUST 2004 REVENUES

TAIPEI, TAIWAN, R.O.C SEPTEMBER 9, 2004 – ASE Test Limited (Nasdaq: ASTSF) today announces that its unaudited consolidated August 2004 net revenues were US$54.1 million. Compared to prior periods, the August figure represents an increase of 61% year-over-year and a decrease of 1% sequentially.

CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

(US$ 000)	August 2004	July 2004	August 2003	Sequential Change	YoY Change
Net Revenues	54,147	54,870	33,533	-1%	61%